UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report persuant to section 15(d) of
The Securities and Exchange Act of 1934

For the fiscal year ended December 31‚ 2006

Commision File Number: 0-18121

_________________

MID AMERICA BANK‚ fsb
EMPLOYEES’ PROFIT SHARING PLAN

(Full title of the plan)

MAF BANCORP, INC.
55TH & HOLMES
Clarendon Hills, IL 60514

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive officer)

REQUIRED INFORMATION

        Items 1-3. Not applicable.

        Item 4. The Mid America Bank, fsb Employees’ Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

        Financial Statements. Listed below are the financial statements and schedules filed as a part of this annual report, which are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees’ Profit Sharing Plan (Registration No. 333-83534) with the Securities and Exchange Commission on February 28, 2002.

(a)	Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 2006.

(b)	Notes to Financial Statements.

(c)	Supplemental Schedules.

Exhibits

No. 23	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	Mid America Bank, fsb
Employees’ Profit Sharing Plan

By: /s/ Michael J. Janssen
Member of Plan Administrative Committee

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
(With Independent Auditors’ Report Thereon)

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MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

INDEX

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits at December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Plan Benefits for years ended December 31, 2006, 2005 and 2004	3
Notes to Financial Statements	4
Supplemental Schedules:
1 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	13
2 Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2006	14

Report of Independent Registered Public Accounting Firm

The Trustees
Mid America Bank, fsb
   Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management, and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 22, 2007
Chicago, Illinois

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
MAF Bancorp, Inc. common stock	$25,581,016	21,391,296
Mutual Funds	48,945,160	40,611,659
Collective trust fund	15,620,097	10,834,687
Participant loans receivable	22,683	—

	90,168,956	72,837,642
Employer contribution receivable	2,680,000	2,880,000
Accrued dividends	144,206	118,295

Net assets available for plan benefits	$92,993,162	75,835,937

See accompanying notes to financial statements.

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits
December 31, 2006, 2005 and 2004

	2006	2005	2004
Additions to net assets attributed to:
Interest Income	$—	4,254	7,708
Dividend income	1,118,741	1,146,210	1,190,734

	1,118,741	1,150,464	1,198,442

Gain on sale of investments:
Mutual Funds	1,499,081	976,916	259,513
Collective trust fund	—	59,354	82,887
MAF Bancorp, Inc. common stock	162,956	1,031,802	3,463,285

	1,662,037	2,068,072	3,805,685

Unrealized appreciation (depreciation) in
fair value investments:
Mutual funds	4,286,077	1,243,725	2,653,570
Collective trust fund	626,244	306,357	(135,707)
MAF Bancorp, Inc. common stock	1,588,361	(2,596,329)	(1,747,942)

	6,500,682	(1,046,247)	769,921

Contributions:
Employer	2,680,000	2,880,000	2,720,000
Employee	4,848,748	4,326,711	3,814,964

	7,528,748	7,206,711	6,534,964
Transfer of assets from other plans	17,406,071	55,129	19,940,159

Total additions to net assets	34,216,279	9,434,129	32,249,171

Deductions from net assets attributed to:
Benefits paid to participants	17,054,728	6,824,411	11,597,624
Administrative expenses	4,326	15,761	19,222

	17,059,054	6,840,172	11,616,846

Net increase in net assets available
for plan benefits	17,157,225	2,593,957	20,632,325
Net assets available for plan benefits:
Beginning of year	75,835,937	73,241,980	52,609,655

End of year	$92,993,162	75,835,937	73,241,980

See accompanying notes to financial statements.

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

(1)     Description of Plan

The following description of the Mid America Bank, fsb Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

    (a)  General

The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb and its affiliates (the Company) are eligible to participate in the salary deferral portion of the Plan. An employee becomes eligible to participate in the Plan with respect to Employer Matching and Discretionary Contributions the first day of the month following his or her completion of six months of employment provided the employee is twenty-one years of age or older and has completed 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective October 1, 2003, ABN-AMRO succeeded LaSalle Bank, N.A. as the Trustee of the Plan. The Principal Financial Group acquired the pension and retirement services business of ABN-AMRO in the last quarter of 2005. The Principal Financial Group became the Trustee of the Plan.

    (b)  Mergers

On February 1, 2006, EFS Bank, wholly-owned subsidiary of EFC Bancorp, was merged into Mid America Bank, fsb, who thereupon became the plan sponsor for the Elgin Financial Center, SB 401(k) Employee benefit plan and Trust (“EFS Plan”). The EFS Plan was merged into the Plan on April 3, 2006, and assets were transferred at that time. All Elgin participant accounts became 100% vested on February 1, 2006.

    (c)  Transfers

Participants who have reached age 55 and completed 10 years of participation in the Plan are allowed to transfer funds allocated to their accounts from the Company’s Employee Stock Ownership Plan (ESOP) into the Plan. Transfers from the Company’s ESOP to the Plan totaled $2,303 in 2006, $55,129 in 2005, and $335,044 in 2004.

    (d)  Contributions

Each year, Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 75% of their pretax compensation as 40l(k) contributions up to an annual limit of $15,000 in 2006 ($14,000 in 2005 and $13,000 in 2004). Beginning in 2002, special provisions applied to employees over the age of 50, which increased the annual limit for such employees to $20,000 in 2006 ($18,000 in 2005). The Company will make matching contributions equal to 35% of a participant’s pretax deferral amounts, up to a maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions. The Company, at its discretion, may make additional contributions to the Plan.

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

    (e)  Participant Accounts

Each participant’s contribution account is credited with the participant’s contribution and an allocation of earnings. Each participant’s Company contribution account is also credited with an allocation of the Company’s contribution and forfeitures of terminated participants’ nonvested balances, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company’s contribution and forfeitures of terminated participants’ accounts are based on the ratio that each participant’s eligible compensation for the plan year bears to the total eligible compensation of all participants for the plan year. During 2006, 2005, and 2004, nonvested amounts from participants’ matching or discretionary Company contributions that were forfeited totaled $111,576, $110,667, and $96,931, respectively, which were allocated to the remaining participants’ accounts.

    (f)  Vesting

Participants are immediately vested in their pretax employee contributions, their after-tax employee contributions, rollover contributions, and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: less than 2 years - 0%; 2 years - 20%; 3 years - 40%; 4 years - 60%; 5 years - 80%; and 6 years or more - 100%.

    (g)  Investment Options

A participant may direct pretax or after-tax employee contributions in any of eleven investment options. Participants may change their deferral percentage and their investment choices at any time. Participant-directed investment options as of December 31, 2006, 2005, and 2004 are listed below:

      MAF Bancorp, Inc. Common Stock

It is expected that all purchases of MAF Bancorp common stock will be made at prevailing market prices. Participant accounts are adjusted to reflect changes in the value of MAF Bancorp, Inc. shares resulting from dividends, stock splits, and similar changes. Dividends paid on shares of MAF Bancorp, Inc. purchased through the Plan are reinvested in MAF Bancorp, Inc. common stock or at the election of the participant, distributed directly to such participant in cash.

      Mutual Funds

These mutual funds are in both participant and nonparticipant directed funds.

American Funds Washington Mutual Investor A Fund – This large cap value fund seeks to provide income and an opportunity for growth of principal, consistent with sound common stock investments. This fund also looks for companies that have paid a dividend in nine out of the last 10 years. No alcohol or tobacco related stocks are permissible. The fund invests in large, blue-chip companies believed to be undervalued. The fundamental investment approach is guided through internal research and analysis based on extensive fieldwork and direct company contact. The fund utilizes a multiple portfolio management system. The fund is divided into nine portions, with eight

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

portions managed by different portfolio managers and the ninth portion managed by a team of analysts. Each manager has the freedom to make investment decisions on their portion.

American Funds Growth Fund of America R3 Fund – This fund seeks capital growth by investing in common stocks of companies with high potential growth. The fund may also invest up to 15% of assets in securities of issuers domiciled outside the United States of America and Canada that are not included in Standard & Poor’s 500 Composite Index. It may invest up to 10% of assets in lower quality nonconvertible debt securities

Royce Total Return Fund – This small cap value fund seeks long-term growth of capital and current income. The fund normally invests at least 65% of assets in common stocks, 90% of which are dividend paying. It generally invests at least 65% of assets in securities of companies with market capitalizations of less than $2 billion at the time of investment.

Oakmark International Fund I –This foreign large cap value fund seeks long-term capital appreciation with investments in foreign securities that total at least 65% of their assets. As determined by the fund, these securities are undervalued relative to their underlying economic value. Long-term value is assigned to the fund on the basis of the company’s ability to generate cash flow. Degree of pricing power, market share, and quality of management provide other parameters of value. The fund may invest up to 10% of assets in low-quality debt..

First American REIT Securities Fund – This specialty real estate fund seeks current income and long-term capital growth. The fund invests at least 80% of assets in income-producing equity securities of companies in the real estate industry, primarily real-estate investment trusts (REITs). A majority of the fund’s assets are invested in REITs.

PIMCO Real Return Fund ADM –This inflation-indexed bond fund seeks to realize maximum real return consistent with preservation of real capital. It normally invests at least 65% of assets in inflation-indexed bonds issued by the U.S. and foreign governments. The fund may hold bonds rated A or better and may invest up to 35% of assets in other fixed-income securities, including debt denominated in foreign currencies. It is expected that the fund’s average duration will vary approximately within the range of the average modified real duration of all inflation-indexed bonds issued by the U.S. Treasury.

American Funds Europacific Growth Fund –This mutual fund seeks to provide long-term growth of capital by investing in equity investments of companies based outside the United States of America. The fund will typically invest at least 80% of its assets in securities of companies located in Europe and the Pacific Basin. The fund invests in companies believed to be attractively valued companies that represent good long-term investment opportunities. This fund is subject to risk including: market risk, growth investing risk, foreign investment risk, and emerging market risk. The maximum allowance to emerging markets is 20%.

Vanguard 500 Admiral Index Fund – This fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index dominated by the stocks of large U.S. companies. The fund attempts to replicate the index by investing all, or substantially all, of its

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting within the index.

Hartford Mutual Small Cap Growth Fund- This mutual fund seeks to maximize short- and long-term capital appreciation. The fund normally invests at least 80% of assets in common stocks of small capitalization companies that are believed to have superior growth potential. Small capitalization companies are defined for this fund as companies with market capitalizations within the collective range of the Russell 2000 and S&P Small Cap 600 Indices. The fund may invest up to 20% of total assets in securities of foreign issuers and nondollar securities.

HSBC Bank USA, N.A. Stable Return Fund –This fund seeks current income and preservation of principal by investing in a diversified portfolio of guaranteed investment contracts issued by insurance companies and similar fixed income investments.

      Collective Trust Fund

ABN-AMRO Income Plus Fund –This fund seeks to preserve principal, maximize income, and provide a high degree of liquidity, without sacrificing credit quality, by investing in competitive fixed income returns in different interest environments. The fund invests in a diversified portfolio consisting primarily of alternative investment contracts, guaranteed investment contracts, and money market instruments. This fund is in both participant and nonparticipant directed funds.

      Non-Participant Directed Funds

The following mutual funds are solely nonparticipant directed funds:

PIMCO Commodity Real Return Fund – This fund combines a commodities position, typically through swap agreements, with a portfolio of inflation-indexed bonds and other fixed-income securities. The investment selection process is focused on identifying trends that will affect the global economy and interest rates over a three to five year period and identifying specific inflation-indexed and fixed-income securities that will add value without incurring unacceptable levels of risk..

Evergreen Select High Yield Bond Fund – This fund seeks to provide a diversified portfolio of high yield securities with a minimum credit rating of single B, with a focus on companies benefiting from a favorable industry environment or positive internal changes. The fund will not invest in securities rated CCC or below, emerging debt, or derivatives.

Oppenheimer Developing Markets – This fund seeks long-term capital appreciation. The fund normally invests at least 65% in at least three developing markets in equity securities of issuers whose principal activities are in developing markets. It can invest up to 100% of its assets in foreign securities. It will usually emphasize investments in growth companies, which can be in any market capitalization range.

American Century International Bond Fund – This fund normally invests at least 65% of assets in government bonds rated AAA or of comparable quality. It buys high quality, nondollar denominated government and corporate debt securities outside of the U.S.

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

ABN-AMRO/Montag & Caldwell Growth N Fund – This large cap growth fund seeks long-term capital appreciation; income is secondary. It invests primarily in common stocks and convertible securities. The advisor selects equities that it believes are undervalued based on the issuer’s estimated earnings potential and ability to produce strong earnings growth over the next 12 to 18 months. These issuers may include established companies with histories of growth as well as companies that the advisor expects are entering periods of earnings growth. The fund may also invest in convertible and nonconvertible debt. It may invest up to 30% of assets in foreign securities in the form of ADRs.

    (h)  Partcipant Loans

The Plan does not allow participant loans. However, at December 31, 2006 the Plan has participant loans of $22,683 that were outstanding at the time the Elgin Financial Center, SB 401(k) Employee Benefit Plan was merged with the Plan. In addition, Mid Town Bank Savings and Profit Sharing Plan had three loans outstanding, which were transferred into the Plan as of September 20, 2002. Two of these loans were repaid during 2004 and the final loan was repaid during 2005.

    (i)  Payment of Benefits

On termination of service, participants may elect to either leave their account balances in the Plan until age 70½ if the balance exceeds $1,000, or receive a lump-sum amount equal to the value of their vested account. Benefits are recorded when paid.

(2)     Summary of Significant Accounting Policies

    (a)  Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

    (b)  Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (c)  Investments

Investments in mutual funds, collective trust funds and common stock are stated at fair value as determined by reference to quoted market prices. Participant loans receivable are stated at face value plus accrued interest, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method for the individual asset. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments

(3)     Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)     Administrative Expenses

The Company generally pays the administrative expenses of the Plan.

(5)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)     Transactions with Parties-in-Interest

The following table summarizes balances in the Plan related to transactions with parties-in-interest:

	At or for the Year Ended December 31,
	2006	2005	2004
MAF Bancorp, Inc. common stock	$25,581,016	$21,391,296	$23,561,681
Collective trust fund*	—	10,834,687	9,509,607
Interest income	—	—	3,530
Dividend income	577,906	478,801	474,346
Contributions to the Plan	2,680,000	2,880,000	2,720,000

*Collective trust fund is comprised of the ABN-AMRO Income Plus Fund as of December 31, 2005 and 2004. ABN-AMRO was the Plan Trustee throughout 2004 and until October 16, 2005.

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

(7)     Investments

As of December 31, 2006 and 2005, the Plan held the following investments, which comprised 5% or more of the Plan’s net assets, at fair value:

	December 31,
	2006	2005
MAF Bancorp, Inc. common stock	$25,581,016	$21,391,296
ABN-AMRO Income Plus Fund	15,620,097	10,834,687
Mutual Funds:
ABN-AMRO/ Montag & Caldwell Growth N Fund	*	11,930,617
American Funds Growth Fund of America R3	10,968,156	*
American Funds Washington Mutual Investor A Fund	6,102,688	5,928,150
PIMCO Real Return Fund ADM	*	4,180,984

*Balance is less than 5%.

(8)     Risks and Uncertainties

Plan investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(9)     Subsequent Event

On May 1, 2007, the Company announced that it had entered into a definitive agreement with National City Corporation pursuant to which National City Corporation will acquire MAF Bancorp, Inc in an all-stock merger transaction. As of the date of this filing, the transaction is pending regulatory and shareholder approval and a closing date has not yet been determined. Upon consummation of the transaction, all MAF stock will be converted into the right to receive shares of National City Corporation common stock.

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

(10)     Non-Participant Directed Investments

Information about the net assets and the changes in net assets relating to the non-participant directed investments is shown below. The non-participant directed investments are selected by the Plan Administrative Committee.

	December 31,
	2006	2005
Assets:
Investments, at fair value:
Mutual Funds:
Oppenheimer Developing Markets	$1,750,989	1,581,403
PIMCO Real Return Fund ADM	1,748,977	1,533,002
First American REIT Securities Fund	1,437,098	1,357,785
Evergreen Select High Yield Bond Fund	1,431,640	1,278,481
American Funds Washington Mutual Investor Fund A	791,099	645,485
Royce Total Return Fund	1,104,865	968,957
PIMCO Commodity Real Return Strategy	955,253	—
Oakmark International Fund I	1,034,215	910,448
ABN-AMRO / Montag & Caldwell Growth N	792,479	629,873
American Century Intl. Bond Fund - Inv	956,635	758,001
American Funds Europacific Growth	1,034,736	939,479
Hartford Mutual Small Cap Growth	1,012,328	981,809
Vanguard 500 Admiral Index Fund	791,383	646,346
ABN-AMRO Income Plus Fund	949,464	760,000

	15,881,161	12,991,069
Employer contribution receivable	1,967,702	2,200,075

	17,848,863	15,191,144
Liabilities	—	—

	$17,848,863	$15,191,144

(Continued)

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004

	Year Ended December 31,
	2006		2005	2004
Non-Participant Directed Investments, continued

Additions to net assets attributed to:
Interest income	$—		—	7,044
Dividend income	931,627		518,481	368,892

	931,627		518,481	375,936

Gain (loss) on sale of investments:
Mutual funds	451,735		(185,694)	69,584
Collective trust funds	23,315		187,638	10,984

	475,050		1,944	80,568

Unrealized appreciation (depreciation) in fair value of
investments:
Mutual funds	674,119		287,289	1,004,727
Collective trust funds	8,939		(133,117)	(41,260

	683,058		154,172	963,467

Contributions:
Employer	1,972,187	(1)	2,131,446 (1)	2,720,000
Employee	—		1,733	2,072
Forfeitures	84,520		—	7,933

	2,056,707		2,133,179	2,730,005

Total additions to net assets	4,146,442		2,807,776	4,149,976

Deductions from net assets attributed to:
Benefits paid to participants	1,486,937		1,066,859	898,267
Administrative expenses	1,786		5,201	4,518

	1,488,723		1,072,060	902,785

Increase (decrease) in net assets
available for plan benefits	$2,657,719		1,735,716	3,247,191

Net assets available for plan benefits:
Beginning of year	15,191,144		13,455,428	10,208,237

End of year	$17,848,863		15,191,144	13,455,428

(1)During the year ended December 31, 2006, the employer contribution of $2,680,000 included participant directed matching funds of $713,328 and for the year ended December 31, 2005, the employer contribution of $2,880,000 included participant directed matching funds of $684,239.

Schedule 1

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue	Number Of Shares or Units	Maturity Date	Interest Rate	Cost	Current Value
Mutual Funds:
Participant Directed:
American Funds Growth Fund R3	338,002	N/A	N/A	$11,318,399	$10,968,156

Oakmark Internations Fund I	152,934	N/A	N/A	3,684,392	3,892,178
American Funds Europacific
Growth Fund	52,822	N/A	N/A	2,270,763	2,459,374
First American REIT Securities Fund	103,430	N/A	N/A	2,291,870	2,596,084
Hartford Mutual Small Cap Growth Fund	75,748	N/A	N/A	1,599,484	1,574,791
Royce Total Return Fund	162,811	N/A	N/A	2,101,448	2,238,648
PIMCO Real Return Fund ADM	278,150	N/A	N/A	3,096,466	2,962,301
American Funds Washington Mutual
Investor A Fund	175,063	N/A	N/A	5,385,598	6,102,688
Vanguard 500 Admiral Index Fund	8,636	N/A	N/A	1,037,043	1,127,713
HSBC Stable Return Fund	2,923	N/A	N/A	91,394	91,530

Non-Participant Directed Funds:
Oppenheimer Developing Markets Fund	42,489	N/A	N/A	1,628,982	1,750,989
PIMCO Real Return Fund ADM	164,220	N/A	N/A	1,825,677	1,748,977
PIMCO Commodity Real Return Fund	68,427	N/A	N/A	1,005,670	955,253
First American REIT Securities Fund	57,254	N/A	N/A	1,251,520	1,437,098
American Funds Europacific
Growth Fund	22,223	N/A	N/A	930,907	1,034,736
Evergreen Select High Yield Bond Fund	155,441	N/A	N/A	1,414,763	1,431,640
Hartford Mutual Small Cap Growth Fund	53,021	N/A	N/A	1,111,539	1,102,328
American Funds Washington Mutual
Investor A Fund	22,693	N/A	N/A	694,593	791,099
Royce Total Return Fund	80,352	N/A	N/A	1,018,161	1,104,865
Oakmark International Fund I	40,636	N/A	N/A	957,710	1,034,215
ABN-AMRO / Montag & Caldwell
Growth N Fund	31,089	N/A	N/A	729,355	792,479
Vanguard 500 Admiral Index Fund	6,060	N/A	N/A	677,297	791,383
American Century Intl Bond Fund - Inv	69,421	N/A	N/A	938,994	956,635

Total Mutual Funds				47,062,025	48,945,160

Collective Trust Funds:
Participant Directed:
ABN-AMRO Income Plus Fund	2,389,821	N/A	N/A	$14,212,125	14,670,633

Non-Participant Directed Funds:
ABN-AMRO Income Plus Fund	154,666	N/A	N/A	934,444	949,464

Total Collective Trust Funds				15,146,569	15,620,097

Common stock:
MAF Bancorp, Inc.*	572,410	N/A	N/A	$23,635,876	25,581,016

Participant loans receivable	N/A	5/23/08- 10/31/14	5.25%- 10.00%	$—	22,683

      N/A – Not applicable.

        *Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Schedule 2

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

The following schedule identifies all transactions or series of transactions that have exceeded 5% of the fair value of plan assets as of the beginning of the plan year.

Identity of Issue	Description	Purchase Price	Selling Price	Cost	Market Value at date of Transaction	Realized Gain

MAF Bancorp, Inc.	Common Stock	$8,323,008	N/A	8,323,008	8,323,008	N/A
ABN AMRO Income
Plus Fund	Collective Trust Fund	26,860,080	N/A	26,860,080	26,860,080	N/A
American Funds Growth
Funds of America	Mutual Fund	11,703,547	N/A	11,703,547	11,703,547	N/A
MAF Bancorp, Inc.	Common Stock	N/A	5,885,545	5,722,589	5,885,545	162,956
ABN AMRO Income
Plus Fund	Collective Trust Fund	N/A	22,890,089	22,295,602	22,890,089	594,487
ABN AMRO Montag
and Caldwell Growth Fund	Mutual Fund	N/A	13,242,268	11,507,990	13,242,268	1,734,278

See accompanying report of independent registered public accounting firm.